SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER

COMMISSION FILE NUMBER: 333-11910

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.

(Exact name of Registrant as specified in its Charter)

MAXCOM TELECOMMUNICATIONS, INC.

(Translation of Registrant’s name into English)

GUILLERMO GONZALEZ CAMARENA NO. 2000
COLONIA CENTRO DE CIUDAD DE SANTA FE

MEXICO, DF 01210
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐      No ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐      No ☑

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
	By:	/s/ Gonzalo Alarcon
		Name:	Gonzalo Alarcon
Date: October 28, 2005		Title:	General Counsel

October 28, 2005
MAXCOM TELECOMUNICACIONES THIRD QUARTER 2005 RESULTS
•	Revenues increased 31% over 3Q04 and 9% over 2Q05

•	EBITDA grew 65% over 3Q04 and 12% over 2Q05

•	Lines in service increased 29% over 3Q04 and 6% over 2Q05

•	Voice customers grew 31% over 3Q04 and 5% over 2Q05
LINES:
The number of lines in service at the end of 3Q05 increased 29% to 199,476 lines, from 154,968 lines at the end of 3Q04, and 6% when compared to 188,283 lines in service at the end of 2Q05.
During 3Q05, 19,670 new voice lines were installed, 34% higher than the 14,655 lines installed during 3Q04. When compared to 2Q05, the number of installations increased 13% from 17,457 lines.
During 3Q05, the monthly churn rate for voice lines was 1.7%, lower than the 2.0% monthly average churn during 3Q04. When compared to 2Q05, churn rate increased from 1.6%. Voluntary churn in 3Q05 resulted in the disconnection of 2,498 lines, a rate of 0.5%, the same that the one registered in 2Q05 with 2,422 disconnected lines. Involuntary churn resulted in the disconnection of 6,643 lines, a rate of 1.2%, and higher than the 5,156 disconnected lines in 2Q05 (1.0%).

LINES	3Q04	2Q05	3Q05	vs. 3Q04	vs. 2Q05

Business Lines	27,421	31,612	34,047	24%	8%
Residential Lines	116,227	142,425	149,092	28%	5%
Public Telephony Lines	—	2,334	3,761	N/A	61%
Total Voice Lines	143,648	176,371	186,900	30%	6%
Wholesale	11,320	11,912	12,576	11%	6%

Lines in Service (1)	154,968	188,283	199,476	29%	6%

Data Equivalent Lines (2)	16,639	20,948	23,555	42%	12%

(1)	Does not include Data Equivalent Lines

(2)	Data Conversion @ 64Kbps
CUSTOMERS:
Total voice customers grew 31% to 145,460 at the end of 3Q05, from 111,444 at the end of 3Q04, and 5% when compared to 138,828 customers at the end of 2Q05.
The change in the number of voice customers by category was the following: (i) business customers increased by 13% from 3Q04 and 3% from 2Q05; and, (ii) residential customers increased by 31% from 3Q04 and 5% from 2Q05.

VOICE CUSTOMERS	3Q04	2Q05	3Q05	vs. 3Q04	vs. 2Q05

Business	3,846	4,227	4,342	13%	3%
Residential	107,598	134,601	141,118	31%	5%

Total Voice Customers	111,444	138,828	145,460	31%	5%

Data Customers	6,026	7,079	6,415	6%	-9%

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October 28, 2005
REVENUES:
Revenues for 3Q05 increased 31% to Ps$301.6 million, from Ps$230.4 million reported in 3Q04. Voice revenues for 3Q05 increased 31% to Ps$244.7 million, from Ps$187.2 million during 3Q04, driven by a 30% increase in voice lines. Data revenues for 3Q05 were Ps$12.9 million and contributed with 4% of total revenues. Data revenues in 3Q04 were Ps$11.8 million. Wholesale revenues for 3Q05 were Ps$44.0 million, a 40% increase from Ps$31.4 million in 3Q04.
Revenues for 3Q05 increased 9% to Ps$301.6 million, from Ps$277.7 million in 2Q05. Voice revenues for 3Q05 increased 9% from Ps$223.4 million during 2Q05. Data revenues in 3Q05 decreased 2% from Ps$13.1 million during 2Q05. During 3Q05, revenues from Wholesale customers increased 7% from Ps$41.1 million in 2Q05.
COST OF NETWORK OPERATION:
Cost of Network Operation in 3Q05 was Ps$99.6 million, a 21% increase when compared to Ps$82.5 million in 3Q04. Over the same period, outbound traffic increased 3%, showing an increase on a cost per minute basis basically as a result of the lease of capacity on a CATV network in the city of Querétaro, where we started providing a “triple play” service comprised of Cable TV, internet and telephone service; combined with a shift of the outbound traffic pattern from local to long distance and calls to cellular phones. Local traffic was 96% of total traffic in 3Q04 and 92% in 3Q05. The Ps$17.1 million increase in Cost of Network Operation was generated by: (i) Ps$14.2 million, or 25%, increase in network operating services, mainly driven by Ps$8.5 million higher calling party pays interconnection charges, a Ps$3.1 million higher long distance interconnection; and, Ps$3.5 million lease of capacity on a CATV network, which were partially offset by Ps$0.9 million lower AsistelMax, lease of ports and other services cost; (ii) Ps$3.3 million higher technical expenses, basically as a result of Ps$2.3 higher general office expenses and fees to external advisors; Ps$1.0 higher lease of equipment; Ps$0.9 higher leases of sites and poles, partially offset by Ps$0.9 million lower maintenance expenses; and, (iii) Ps$0.4 million, or 12%, decrease in installation expenses and cost of disconnected lines.
Cost of Network Operation increased 7% quarter-over-quarter when compared to Ps$92.8 million in 2Q05. The Ps$6.8 million increase in Cost of Network Operation was generated by: (i) Ps$6.5 million, or 10% increase in Network operating services, mainly driven by Ps$2.7 million higher long distance reselling cost, Ps$2.2 million lease of a cable TV network, Ps$1.8 million higher calling party pays charges; and, Ps$0.2 lower AsistelMax and other services cost; (ii) Ps$1.3 million increase in Technical expenses, partially offset by a Ps$1.0 million decrease of installation expenses and cost of disconnected lines. On a traffic-related cost basis, the cost per minute improved as outbound traffic increased 17%.
Gross margin at 67% in 3Q05 showed an improvement from 64% reported in 3Q04 and remained at 67% reported in 2Q05.
SG&A:
SG&A expenses were Ps$123.1 million in 3Q05, a 23% increase from Ps$100.1 million in 3Q04. The increase was mainly driven by: (i) higher salaries, wages and benefits of Ps$23.5 million as a result of increased headcount; (ii) higher sales commissions of Ps$6.7 million; (iii) higher general and insurance expenses of Ps$1.6 million. Higher expenses were partially offset by (i) lower bad debt reserve of Ps$3.4 million (ii) lower fees paid to external advisors of Ps$2.0 million, (iii) Ps$1.9 lower advertising and promotion expenses; (iv) lower offices and warehouse leases of Ps$0.5 million; and, (v) Ps$0.9 million lower maintenance expenses.
SG&A expenses in 3Q05 increased 7% from Ps$114.5 million in 2Q05. The Ps$8.6 million increase was generated by: (i) higher salaries, wages and benefits of Ps$15.2 million, (ii) Ps$0.9 million higher bad debt reserve, (iii) Ps$0.2 million higher advertising expenses; and, (iv) Ps$0.1 million higher insurance expenses. Higher expenses were partially offset by (i) Ps$3.4 million lower sales commissions, (ii) Ps$2.9 million lower general expenses, (iii) Ps$1.3 million lower maintenance expenses; and, (iv) Ps$0.2 million lower leases expenses.
EBITDA:
EBITDA for 3Q05 increased 65% to Ps$78.8 million, from Ps$47.9 million reported in 3Q04. When compared to 2Q05, EBITDA grew 12% from Ps$70.4 million.
EBITDA margin of 26% improved from 21% of 3Q04, and from 25% in 2Q05.
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October 28, 2005
CAPITAL EXPENDITURES:
Capital expenditures for 3Q05 were Ps$128.0 million, 17% higher that the Ps$109.2 million reported in 3Q04, and a 76% increase when compared to Ps$72.8 million in 2Q05.
CASH POSITION:
Maxcom’s cash position at the end of 3Q05 was Ps$68.0 million in Cash and Cash Equivalents, including Ps$9.8 million of restricted cash in connection with a banking financing obtained in 4Q04, compared to Ps$43.0 million at the end of 3Q04. Cash and Cash Equivalents at the end of 2Q05 were Ps$45.4 million, including Ps$9.8 million of restricted cash.
COMMERCIAL PAPER PROGRAM:
On July 14, we entered into a short-term commercial paper program in Mexico, issuing 1,500,000 notes with a face value of Ps$100.00 for a total amount of Ps$150.0 million. Notes will be payable on June 15, 2006 and bear interests at a rate equal to the Inter-banking Equilibrium Interest Rate (TIIE) plus 2.75 points and applicable taxes. Coupons are payable monthly starting August 11, 2005.
SPIN-OFF:
On August 30, 2005, Maxcom’s shareholders approved a spin-off (“escisión”) of the Company under Mexican law, pursuant to which a new company was created and Maxcom transferred to the new company part of its assets, liabilities and equity, as follows: Ps$8.3 million in assets; Ps$8.2 million in liabilities and Ps$0.1 million in equity.
In connection with the spin off, starting August 31, 2005, Maxcom executed a series of arms’ length related parties transactions to acquire more than 99% of the spun off company. These transactions had no impact on Maxcom’s cash balance.
# # #
Maxcom Telecomunicaciones, S.A. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. Maxcom launched commercial operations in May 1999 and is currently offering Local, Long Distance and Internet & Data services in greater metropolitan Mexico City, Puebla and Querétaro. The information contained in this press release is the exclusive responsibility of Maxcom Telecomunicaciones, S.A. de C.V. and has not been reviewed by the National Banking and Securities Commission of Mexico (CNBV). The registration of the securities described in this press release before the Special Section of the National Registry of Securities (Registro Nacional de Valores) held by the CNBV does not imply a certification of the investment quality of the securities or of Maxcom’s solvency. The securities described in this press release have not been registered before the Securities Section of the National Registry of Securities held by the CNBV and therefore can not be publicly offered or traded in Mexico. The trading of these securities by a Mexican investor will be made under such investor’s own responsibility.
For more information contact:

Jose-Antonio Solbes	Lucia Domville
Mexico City, Mexico	New York City, NY
(52 55) 5147 1125	(917) 375-1984
investor.relations@maxcom.com	ldomville@nyc.rr.com
This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The company disclaims, however, any intent or obligation to update these forward-looking statements.
(Financial Statements to follow)
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October 28, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED BALANCE SHEET
(Thousands of Mexican pesos “Ps” with purchasing power as of September 30, 2005 and thousands of US Dollars “$”)

	September 30, 2004			June 30, 2005			September 30, 2005
	Pesos		US Dollars	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	42,984	$3,962	Ps	35,603	$3,282	Ps	58,217	$5,366
Restricted Cash		—	—		9,787	902		9,791	902

		42,984	3,962		45,390	4,184		68,008	6,268

Accounts receivable:
Customers, net of allowance		146,973	13,547		148,806	13,715		166,489	15,345
Other sundry debtors		23,145	2,133		23,392	2,156		26,468	2,439

		170,118	15,680		172,198	15,871		192,957	17,784

Inventory		16,519	1,523		13,115	1,209		15,313	1,411
Prepaid expenses		63,686	5,870		60,586	5,584		72,553	6,687

Total current assets		293,307	27,035		291,289	26,848		348,831	32,150

Restricted Cash Long Term		—	—		16,963	1,563		20,645	1,903

Frecuency rights, Net		97,538	8,990		92,211	8,499		90,436	8,335
Telephone network systems & Equipment, Net		1,672,299	154,137		1,781,962	164,243		1,849,537	170,478
Preoperating expenses, Net		164,828	15,192		138,069	12,726		129,148	11,904
Intangible Assets, Net		369,097	34,020		345,237	31,821		325,355	29,988
Other assets		23,168	2,135		19,032	1,754		14,944	1,377

Total assets	Ps	2,620,237	$241,509	Ps	2,684,763	$247,454	Ps	2,778,896	$256,135

LIABILITIES
CURRENT LIABILITIES:
Interest Payable	Ps	9,879	$911	Ps	9,590	$884	Ps	21,647	$1,995
Accrued expenses and other accounts payable		201,866	18,606		229,349	21,139		264,655	24,394
Bank Financing		74,794	6,894		189,582	17,474		137,944	12,714
Commercial paper		—	—		—	—		150,000	13,826
Customers deposits		2,017	186		2,542	234		2,718	251
Payroll and other taxes payable		50,995	4,700		45,350	4,180		146,612	13,513

Total current liabilities		339,551	31,297		476,413	43,911		723,576	66,693

LONG-TERM LIABILITIES:
Senior notes, net		2,111,232	194,593		575,359	53,031		571,993	52,721
Bank Financing		—	—		41,948	3,866		15,152	1,397
Notes payable		13,359	1,231		37,848	3,488		49,407	4,554
Hedging Valuation		—	—		—	—		8,588	792

Total liabilities	Ps	2,464,142	$227,121	Ps	1,131,568	$104,296	Ps	1,368,716	$126,157

SHAREHOLDERS’ EQUITY
Capital stock		1,872,641	172,602		2,458,443	226,595		2,697,951	248,671
Additional paid-in capital		1,568	145		880,272	81,135		1,629	151
Accumulated deficit		(1,598,348)	(147,320)		(1,729,385)	(159,398)		(1,090,289)	(100,492)
Net loss for the period		(119,766)	(11,039)		(56,135)	(5,174)		(196,969)	(18,155)
Other Comprehensive Income		—	—		—	—		(2,182)	(201)
Minority interest		—	—		—	—		40	4

Total shareholders’ equity (deficit)	Ps	156,095	$14,388	Ps	1,553,195	$143,158	Ps	1,410,180	$129,978

	Ps	2,620,237	$241,509	Ps	2,684,763	$247,454	Ps	2,778,896	$256,135

NOTES TO FINANCIAL STATEMENTS:
Financial statements are reported in period-end pesos as of September 30, 2005 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8495 per US$1.00.
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October 28, 2005
MAXCOM TELECOMUNICACIONES, S.A. DE C.V.
CONSOLIDATED STATEMENT OF OPERATIONS
YEAR 2005 AND 2004 QUARTERLY PERIODS
(Thousands of Mexican pesos “Ps” with purchasing power as of September 30, 2005 and thousands of US Dollars “$”)

	July 1 to				April 1 to				July 1 to
	September 30, 2004				June 30, 2005				September 30, 2005
	Pesos		US Dollars	%	Pesos		US Dollars	%	Pesos		US Dollars	%

Voice		187,170	17,251	81%		223,442	20,595	80%		244,667	22,551	81%
Data		11,839	1,091	5%		13,108	1,208	5%		12,875	1,187	4%
Wholesale		31,421	2,896	14%		41,137	3,792	15%		44,041	4,059	15%

TOTAL REVENUES	Ps	230,430	$21,238	100%	Ps	277,687	$25,595	100%	Ps	301,583	$27,797	100%

Network operating services		57,805	5,328	25%		65,499	6,037	24%		72,010	6,637	24%
Technical expenses		21,257	1,959	9%		23,229	2,141	8%		24,548	2,263	8%
Installation expenses		3,443	317	1%		4,080	376	1%		3,045	281	1%

Cost of Network Operation		82,505	7,604	36%		92,808	8,554	33%		99,603	9,181	33%

GROSS PROFIT		147,925	13,634	64%		184,879	17,041	67%		201,980	18,616	67%

SG&A		100,064	9,223	43%		114,518	10,555	42%		123,177	11,353	41%

EBITDA		47,861	4,411	21%		70,361	6,486	25%		78,803	7,263	26%

Depreciation and amortization		75,348	6,945			89,798	8,277			91,031	8,390

Operating Loss		(27,487)	(2,534)			(19,437)	(1,791)			(12,228)	(1,127)

Comprehensive (Income) Cost of Financing:

*Interest expense		5,102	470			14,895	1,373			24,545	2,262
**Interest income		4,844	447			2,825	260			5,966	550
Exchange (income) loss, net		(2,170)	(201)			(26,851)	(2,475)			6,987	645
Gain on net monetary position		(39,773)	(3,666)			28	3			(5,323)	(491)

		(31,997)	(2,950)			(9,103)	(839)			32,175	2,966

Other (income) expense		(172)	(16)			(1,136)	(105)			(439)	(40)

INCOME (LOSS) BEFORE TAXES		4,682	432			(9,198)	(847)			(43,964)	(4,053)

Provisions for:
Asset Tax		8,999	829			3,175	293			3,162	291
Income Tax & Profit Sharing		(210)	(19)			150	14			93,708	8,637

Total Provisions		8,789	810			3,325	307			96,870	8,928

NET INCOME (LOSS)	Ps	(4,107)	$(378)		Ps	(12,523)	$(1,154)		Ps	(140,834)	$(12,981)

NOTES TO FINANCIAL STATEMENTS:

*	Interest related to Senior Notes and Vendor Financing

**	Interest Income net of bank commissions
Financial statements are reported in period-end pesos as of September 30, 2005 to adjust for the inter-period effect of inflation. For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps$10.8495 per US$1.00.
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